Exhibit 99.1

FOR IMMEDIATE RELEASE

MELCO CROWN ENTERTAINMENT ANNOUNCES

LAUNCH OF OFFER OF ORDINARY SHARES BY CROWN AND RESALE OF AMERICAN DEPOSITARY SHARES BY UNDERWRITERS PURSUANT TO SECONDARY SALE AND SWAP TRANSACTIONS

Macau, Thursday, December 15, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the launch of an underwritten, secondary public offering of its American depositary shares (“ADSs”). One of the Company’s shareholders, Crown Asia Investments Pty Ltd (“CAI”), a wholly-owned subsidiary of Crown Resorts Limited (“Crown”), has agreed to sell 40,925,499 ordinary shares of the Company to the underwriters, who will resell these ordinary shares in the form of 13,641,833 ADSs, each representing three ordinary shares, in the public offering (such offering, the “Crown Public Offering”).

In addition, the Company has been advised that CAI also entered into cash-settled swap transactions relating to a fixed number of the Company’s ADSs with affiliates of each of the underwriters (the “Dealers” and such transactions, the “Swap Transactions”). The Company has been advised that in connection with hedging their exposure under the Swap Transactions, the Dealers or one of their respective affiliates will borrow an aggregate of 27,331,933 ADSs of the Company from the Company’s shareholder, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a wholly-owned subsidiary of Melco International Development Limited (“Melco”). The Dealers will sell, or cause their affiliates to sell, the borrowed ADSs through the underwriters in the same underwritten offering (the “Swap Underwritten Offering,” and together with the Crown Public Offering and the Swap Transactions, the “Transactions”).

Closing of the Crown Public Offering and Swap Underwritten Offering is expected to occur on or about December 20, 2016, subject to customary closing conditions. The Company will not receive any proceeds from the Transactions nor will the Company issue any new ordinary shares in connection with these Transactions.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Deutsche Bank Securities, UBS Investment Bank and Morgan Stanley are acting as the underwriters for the Crown Public Offering and the Swap Underwritten Offering.

Each of the Crown Public Offering and the Swap Underwritten Offering is being made pursuant to an effective shelf registration statement and may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request to: Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, via telephone at 800-503-4611 or via e-mail: prospectus.cpdg@db.com; UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by calling (888) 827-7275; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau, a casino hotel located at Taipa, Macau and City of Dreams, an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs, consisting of non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco. Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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